Exhibit 99.1

Lentuo International Announces Resignation of CFO

BEIJING, July 7, 2011 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading automobile dealer in Beijing, China, today announced the resignation of its chief financial officer, Ping Yu, for personal reasons, effective July 7, 2011.

“Ms. Yu has been a valuable member of our management team, and we wish her all the best in her future endeavors,” said Mr. Hetong Guo, Chairman of Lentuo. “I would like to thank her for helping the Company successfully complete its IPO in 2010 and making great enhancements to our financial management and internal control systems, as well as building strong relationships with the investment community.”

Lentuo is currently seeking a suitable candidate to serve as the Company’s CFO following Ms. Yu’s departure. Ms. Jiangyu Luo, Lentuo’s financial controller, will serve as Acting CFO effective July 8, 2011, until the appointment of a new CFO is finalized. Mr. Guo commented, “I am confident that with support from Ms. Yu, Ms. Luo and the other members of our finance team, we will have a smooth transition ahead of the appointment of a new CFO.”

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenue in 2009, according to the China Automobile Dealers Association (“CADA”). Lentuo operates eight franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in Beijing, the largest new passenger vehicle market among all cities in China. Three of Lentuo’s seven dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

Contact:

Dave Gentry, U.S.

RedChip Companies, Inc.

Tel: +1-800-733-2447, Ext. 104

Email: info@redchip.com

Web: http://www.redchip.com

Jiangyu Luo

Lentuo International Inc.
Investor Relations Department
Email: luojiangyu@lentuo.net

Web: http://www.lentuo.net

###

SOURCE: Lentuo International Inc.